Exhibit 21.1

Subsidiaries of Caribou Biosciences, Inc.

Entity	State or Jurisdiction of Incorporation or Organization

Antler Holdco, LLC	Delaware
Arboreal Holdco, LLC	Delaware
Biloba Holdco, LLC	Delaware
Microbe Holdco, LLC	Delaware